EXHIBIT 99.1

Golar LNG Dividend Information

Reference is made to the third quarter 2018 report released on November 5, 2018. Golar LNG has declared a total dividend of $0.15 per share to be paid on January 3, 2019. The record date will be December 14, 2018.

Golar LNG Limited
Hamilton, Bermuda
5 November, 2018